Exhibit 99.9

Archer Limited : Change in principal officers and financial update

01|01|2012
Hamilton, Bermuda (January 1, 2012)

The Board of Directors of Archer Limited (OSE: ARCHER) announces the following changes to the Company's governance structure as of 1 January 2012.  After the successful integration of Gray Wireline, Allis-Chalmers and Seawell and the creation of Archer, Mr. Jorgen Rasmussen will transition out of his role as group Chief Executive to pursue other interests. Mr. Saad Bargach has accepted to renew his term and serve as Chairman of the Board and Mr. Fredrik Halvorsen will serve as Vice-Chairman and Chief Executive until a permanent solution has been found.

The Board wishes to extend its appreciation to Mr. Rasmussen for his efforts since 2007 in leading the creation of a new global oilfield services company.  The Board and the Company's major shareholders, including Seadrill Limited, Hemen Holdings and Lime Rock Partners are confident with the long term prospects of Archer and remain committed to its expansion and strategy.

Archer's Chairman, Saad Bargach, said: "Jorgen has passionately and enthusiastically led the company through a phase of rapid growth; first as Chairman and then as CEO.  He and the management team have done an outstanding job in building Archer to what it is today.  I want to thank him for this achievement and wish him all the best for his future endeavors"

Financial update

Following a slow month of November with lower than expected results in Pressure Pumping, fourth quarter 2011 operational EBITDA, excluding exceptional items,  is now expected to level in the mid-eighties. In the month of December the Company entered into an amended long term Credit Facility agreement amounting USD 1,121.875 million and replacing the former Credit Facility entered into August 22, 2011.

Forward-Looking Statements

This press release contains forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934) regarding Archer's business, financial condition, results of operations and prospects. Words such as expects, anticipates, intends, plans, believes, seeks, estimates and similar expressions or variations of such words are intended to identify forward-looking statements, but are not the exclusive means of identifying forward-looking statements in this press release.

Although forward-looking statements in this press release reflect the good faith judgment of our management, such statements can only be based on facts and factors that our management currently knows. Consequently, forward-looking statements are inherently subject to risks and uncertainties, and actual results and outcomes may differ materially from the results and outcomes discussed in the forward-looking statements. Factors that could cause or contribute to such differences in results and outcomes include, but are not limited to, demand for oil and natural gas drilling services in the areas and markets in which Archer operates, competition, obsolescence of products and services, the ability to obtain financing to support operations, environmental and other casualty risks, and the effect of government regulation.

We urge readers not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Archer undertakes no obligation to revise or update any forward-looking statements in order to reflect any event or circumstance that may arise after the date of this press release.

Contacts:
Christoph Bausch
CFO & EVP - Archer Management Limited, +44 207 5901599

Lars Bethuelsen
SVP Investor Relations - Archer Management AS, +47 51 30 80 00

Archer is listed on the Oslo Stock Exchange with ticker symbol ARCHER and found on the web at http://www.archerwell.com

This information is subject of the disclosure requirements acc. to §5-12 vphl (Norwegian Securities Trading Act)